

May 5, 2014

Via E-mail
Ryan J. Faulkingham
Chief Financial Officer
Compass Diversified Holdings
Sixty One Wilton Road
Second Floor
Westport, CT 06880

   Re: Compass Diversified Holdings
     Form 10-K for the year ended December 31, 2013
     Filed March 11, 2014
     File No. 001-34927

Dear Mr. Faulkingham:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Linda Cvrkel

         Linda Cvrkel
         Branch Chief